UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

ANNUITY & LIFE RE (HOLDINGS), LTD.

(Name of Issuer)

Common Stock, Par Value $1.00

(Title of Class of Securities)

G03910109 (CUSIP Number)

September 14, 2005

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. G03910109	13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Overseas Partners Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0 6 SHARED VOTING POWER 0 7 SOLE DISPOSITIVE POWER 0 8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON* CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. G03910109	13G	Page 3 of 5 Pages

This Amendment No. 1 to Schedule 13G is being filed with respect to the common stock, par value $1.00 (the “Stock”) of Annuity & Life Re (Holdings), Ltd. (the “Issuer”) by Overseas Partners Ltd. (“OPL”), to amend the Schedule 13G filed on November 5, 1999 and to report a beneficial ownership of less than 5% of the total outstanding Stock. On September 14, 2005, OPL disposed of 1,773,050 shares of Stock of the Issuer as well as Class B warrants to acquire 133,396 shares of Stock of the Issuer.

Item 1(a).	Name of Issuer:

Annuity & Life Re (Holdings), Ltd.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Cumberland House One Victoria Street Hamilton HM 11, Bermuda

Item 2(a).	Name of Person Filing:

See Cover Page Item 1.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Cumberland House One Victoria Street Hamilton HM 11, Bermuda

Item 2(c).	Citizenship:

See Cover Page Item 4.

Item 2(d).	Title of Class of Securities:

Common stock, par value $1.00 of the Issuer.

Item 2(e).	CUSIP Number:

G03910109

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), Check Whether the Person Filing is a:

Inapplicable.

CUSIP No. G03910109	13G	Page 4 of 5 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

See Cover Page Item 9.

(b) Percent of class:

See Cover Page Item 11.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

See Cover Page Item 5.

(ii) Shared power to vote or to direct the vote:

See Cover Page Item 6.

(iii) Sole power to dispose or to direct the disposition of:

See Cover Page Item 7.

(iv) Shared power to dispose or to direct the disposition of:

See Cover Page Item 8.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Inapplicable.

Item 8.	Identification and Classification of Members of the Group.

Inapplicable.

Item 9.	Notice of Dissolution of Group.

Inapplicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and were not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and were not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. G03910109	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

September 21, 2005

Overseas Partners Ltd.

By:	/s/ Mark R. Bridges
Mark R. Bridges, President and Chief Executive Officer